DEFSEC Technologies Files Restated Interim Financial Statements

OTTAWA, ON January 30, 2026 – DEFSEC Technologies Inc. (TSXV: DFSC and DFSC.WT.U; NASDAQ: DFSC and DFSCW) ("DEFSEC" or the "Company") announces that it has voluntarily filed restated unaudited condensed consolidated interim financial statements for the three and nine months ended June 30, 2025 and 2024 (the "Restated Interim Financial Statements") and related management's discussion and analysis of financial condition and results of operations for the three and nine months ended June 30, 2025 (the "Restated MD&A"). The Restated Interim Financial Statements have been amended as a result of errors identified related to the initial measurement of right-of-use assets and lease liabilities associated with the Company's lease entered into in June 2025, as well as the recording of lease-related prepayments associated with the same lease. Changes were limited to the interim statements of financial position and related notes, with no change being made to the interim statements of net loss and comprehensive loss, the interim statements of changes in shareholders' equity or the interim statements of cash flows reported in the Restated Interim Financial Statements.

"Reissuing our Q3 2025 financial results demonstrates our continued commitment to transparency, accuracy and corporate governance," said Jennifer Welsh, CFO and Chief Compliance Officer. "This adjustment is a one-time change with no impact on the Company's cash balance, revenues, expenses or cash flows and results in the Company's working capital as at June 30, 2025 increasing by $0.2 million."

A copy of the Restated Interim Financial Statements and Restated MD&A may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

For further information, please contact:

Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer
welsh@defsectec.com

Sean Homuth, President and Chief Executive Officer
homuth@defsectec.com

Jason Frame, Investor Relations
+1 (587) 225-2599
frame@defsectec.com

About DEFSEC

DEFSEC (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCSW) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA SHOTTM with applications across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada, with a representative office in London, UK.

For more information, please visit https://www.defsectec.com

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases.

Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this news release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.